Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario M5X 1A1

2.	Date of Material Change

November 1, 2016

3.	News Release

Bank of Montreal and its subsidiaries, collectively known as BMO Financial Group, issued a news release on October 28, 2016 through the facilities of MarketWire. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

4.	Summary of Material Change

BMO Financial Group announced the appointment of W. Darryl White as Chief Operating Officer, BMO Financial Group effective November 1, 2016.

5.	Full Description of Material Change

BMO Financial Group announced the appointment of W. Darryl White as Chief Operating Officer, BMO Financial Group effective November 1, 2016. Mr. White has 22 years of experience at BMO Financial Group. He was appointed to his current role of Group Head, BMO Capital Markets on November 1, 2014.

As Chief Operating Officer, Mr. White will provide strategic leadership for the bank’s Personal, Commercial and Wealth businesses across North America and globally. He will oversee Marketing in addition to ensuring the bank’s technology function delivers strategic capabilities to all these groups. He will continue to report to Bill Downe, President and CEO, BMO Financial Group.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact Simon Fish, Executive Vice-President and General Counsel at (416) 867-4900.

9.	Date of Report

November 1, 2016